

16013138

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8-45321

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2015** (MM/DD/YY) AND ENDING **December 31, 2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFS Fund Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Huntington Avenue
(No. and street)

Boston	**MA**	**02199**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charuda Upatham-Costello **(617) 954-4810**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charuda Upatham-Costello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFS Fund Distributors, Inc. as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

COMMONWEALTH OF MASSACHUSETTS

Charuda Upatham-Costello

personally appeared before me, the undersigned notary public, and proved to me his/her identity through satisfactory evidence, which were personally known to me and swore or affirmed the attached document's contents are truthful and accurate to the best of his/her knowledge on this 25th day of February 2016



KRISTINE M. MCAVOY, Notary Public
My Commission Expires September 18, 2020

Notary Public

Senior Group Controller and Treasurer of MFS Fund Distributors, Inc.
Financial and Operations Principal

Title



KRISTINE M MCAVOY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
September 18, 2020

This report ** contains (check all applicable boxes):

- (x) (a) Facing Page.
- (x) (b) Statement of Financial Condition.
- ( ) (c) Statement of Income (Loss).
- ( ) (d) Statement of Changes in Financial Condition.
- ( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ( ) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation
- ( ) (m) Copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*


MFS

MFS Fund Distributors, Inc.
(SEC I.D. No. 8-45321)

Statement of Financial Condition as of December 31, 2015 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of MFS Fund Distributors, Inc. (the "Company") (a wholly owned subsidiary of Massachusetts Financial Services Company) as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MFS Fund Distributors, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes A and B, the statement of financial condition includes significant transactions with and allocations from Massachusetts Financial Services Company and its affiliates and are not necessarily indicative of the conditions that would have existed if the Company had operated as an unaffiliated company.

Deloitte & Touche LLP

February 25, 2016

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
At December 31, 2015

($'s in thousands, except share data)

Assets		
Cash and cash equivalents	$	121,614
Investments		52
Receivables		1,574
Prepaid expenses		2,463
Total assets	$	125,703
Liabilities		
Accounts payable and accrued expenses	$	82,576
Accrued compensation		19,804
Due to Parent and its affiliates, net		4,535
Total liabilities		106,915
Commitments and contingencies (Note G)		
Stockholder's equity		
Common stock, $1.00 par value; 3,000 shares authorized; 1,000 shares issued and outstanding		1
Additional paid-in capital		18,025
Retained earnings		762
Total stockholder's equity		18,788
Total liabilities and stockholder's equity	$	125,703

The accompanying notes are an integral part of the statement of financial condition.

MFS FUND DISTRIBUTORS, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015
($'s in thousands)

A. GENERAL INFORMATION

MFS Fund Distributors, Inc. (the "Company" or "MFD") is a wholly-owned subsidiary of Massachusetts Financial Services Company (the "Parent" or "MFS") headquartered in Boston, Massachusetts, United States of America. The ultimate parent company of MFS and the Company is Sun Life Financial Inc. ("Sun Life"), a company headquartered in Toronto, Canada. MFD is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company provides distribution and administrative services to registered investment companies for which the Parent is the investment manager. The Company's business and results of operations are, to a significant extent, dependent on the magnitude and composition of assets under management of its Parent, which include domestic and international equity and debt portfolios. Therefore, fluctuations in global equity and debt markets and the composition of assets under management of its Parent impact the Company's operating results. Certain officers and directors of the Company are also officers and directors of the Parent and its affiliates.

B. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The financial statement was prepared from the separate records maintained by the Company, which include significant allocations from, and transactions with its Parent and the Parent's affiliates, and are not necessarily indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. The Company received and continues to receive significant subsidies from its Parent pursuant to a loss indemnification agreement ("LIA") and a transfer pricing agreement ("TPA") described in Note C. It is the intention of the Parent to make funds available to continue operations of the Company and to keep these agreements in place for at least the next fiscal year.

Use of estimates

The preparation of the financial statement in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash held in banks and highly liquid investments in commercial paper with original maturities of three months or less.

Financial instruments

Investments consist of investments in registered investment companies for which the Parent is the investment manager ("MFS mutual fund securities"). Investments in MFS mutual fund securities are recorded at fair value based on quoted market prices.

Income taxes

The Company is included in the consolidated federal tax return of a Sun Life affiliate and the combined Massachusetts state tax return of that affiliate. MFD also files state tax returns on a combined or stand-alone basis in jurisdictions in which it operates. Federal and Massachusetts income tax amounts are allocated among members of the consolidated and combined tax groups based upon the separate return method.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, measured by applying tax rates expected to be in effect when such differences reverse. A valuation allowance is provided when deferred tax assets are likely not to be realized.

Accounting for uncertainty in income taxes recognized in the financial statement for a tax position taken or expected to be taken in a tax return requires that amounts recorded are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies related to the tax benefit. The difference between the tax benefit recognized in the financial statement for a tax position and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. As the Company continues to be included in the tax returns described above, any deferred tax assets and liabilities and uncertain tax positions are included in due to Parent and its affiliates, net.

C. RELATED PARTY TRANSACTIONS

Transfer pricing agreement

Pursuant to the TPA between the Company and its Parent and the Parent's affiliates, the Company agrees to provide various professional services to MFS at arms-length pricing in accordance with the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder and the Organisation for Economic Co-operation and Development's Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations ("OECD Guidelines"). The terms of the TPA allow the Company to earn intercompany service fees from the Parent and the Parent's affiliates based on a percentage of costs incurred by the Company to provide professional services. The TPA has no set expiration.

Loss indemnification agreement

Pursuant to the LIA between the Company and its Parent, the Parent has agreed to indemnify the Company for any net operating and non-operating loss it incurs during any year and reimburse the Company for the net operating and non-operating loss it incurs. The LIA has no set expiration.

Other transactions with the Parent and the Parent's affiliates

The Company's financial statement includes significant allocations from, and transactions with, its Parent and the Parent's affiliates. The Company shares personnel, office facilities and information systems with its Parent and the Parent's affiliates.

Due to Parent and its affiliates, net includes amounts payable to the Parent and its affiliates of $4,577 and amounts receivable from the Parent's affiliates of $42. The net amount payable to the Parent and its affiliates includes amounts related to current and deferred income taxes (refer to Note H). The Company pays no interest on the amounts due to its Parent or its affiliates and there is no contractual due date for intercompany balances, although the Company generally settles these balances on a monthly basis.

($'s in thousands)

The Company's Parent is committed to long-term operating and capital leases for certain equipment, office and processing facilities that expire on various dates through 2029.

The Company paid $6,700 of dividends to its Parent during 2015.

D. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Investments held by the Company at December 31, 2015 consist of investments in MFS mutual fund securities. The Company held short-term investments during the year ended December 31, 2015, which consisted of investments in commercial paper with original maturities over three months but less than one year from the date of purchase.

Accounting Standards Codification Topic 820, *Fair Value Measurement,* provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 investments) and the lowest priority to unobservable inputs (Level 3 investments). The three levels of the fair value hierarchy are as follows:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not considered to be active or financial instrument valuations for which all significant inputs are observable, either directly or indirectly; and

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial instruments are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the investment.

The Company monitors the availability of inputs that are significant to the measurement of fair value to assess the appropriate categorization of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the Company's policy is to recognize significant transfers between levels at the beginning of the reporting period. The significance of transfers between levels is evaluated based upon the nature of the financial instrument and size of the transfer. There were no transfers between levels for the year ended December 31, 2015.

Valuation techniques used to measure fair value maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used at December 31, 2015.

MFS mutual fund securities are valued at the daily closing price as reported by the mutual fund. MFS mutual fund securities held by the Company are open-ended mutual funds that are registered with the Securities and Exchange Commission. These mutual funds are required to publish their daily net asset value and to transact at that price. MFS mutual fund securities held by the Company are deemed to be actively traded. At December 31, 2015, MFS mutual fund securities are categorized as Level 1 of the fair value hierarchy.

($'s in thousands)

Due to the short-term nature and liquidity of cash and cash equivalents, receivables, accounts payable and accrued expenses, the carrying value of these assets and liabilities approximate fair value.

E. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $25 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2015, the Company had net capital of $16,254 which exceeded its required net capital of $7,131. The Company's aggregate indebtedness to net capital ratio was 6.58 to 1 at December 31, 2015.

F. EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(2)(i) thereof.

G. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company entered into agreements that include indemnities in favor of third parties, such as distribution agreements and service agreements. It is not possible to estimate the Company's potential liability under these indemnities. The Company has agreed to indemnify its directors and certain of its officers and employees in accordance with the Company's by-laws. In certain cases, the Company has recourse against third parties with respect to the foresaid indemnities and the Parent, on behalf of the Company, also maintains insurance policies that may provide coverage against certain of these claims.

H. INCOME TAXES

The following is a summary of deferred tax assets (liabilities) at December 31, 2015 included in due to Parent and its affiliates, net which would be subject to the settlement process described in Note C:

Deferred Tax Assets:	
Stock based compensation	$4,108
Employee benefits	1,337
Depreciation	36
Total deferred tax assets	5,481
Deferred Tax Liabilities:	
Unrealized gain on financial instruments	(3)
Other	(7)
Total deferred tax liabilities	(10)
Deferred tax asset, net	$5,471

($'s in thousands)

The following is a reconciliation of the beginning and ending uncertain tax liability at December 31, 2015 included in due to Parent and its affiliates, net which would be subject to the settlement process described in Note C:

Balance at January 1,	$2,550
Additions for tax positions of prior years	763
Reductions for tax positions of prior years	(368)
Settlements	(30)
Lapse of statute of limitations	(60)
Balance at December 31,	$2,855

As of December 31, 2015, the total amounts of accrued interest and penalties recognized in the due to Parent and its affiliates, net were $3,629.

The Company, through its Parent and affiliates tax filing requirements described in Note B ("tax filing requirements"), is subject to federal income tax as well as state income tax in multiple jurisdiction. Also, through these tax filing requirements, the Company is generally no longer subject to income tax examinations relating to originally filed returns with the U.S. federal, state or local tax authorities for fiscal years prior to 2007. Finally, through its tax filing requirements, the Company is under perpetual federal audit and occasional state audit. The Company has recognized a tax benefit only for those positions that meet the more-likely-than-not recognition threshold, as described in Note B. Within the next twelve months the Company does not anticipate a decrease in total unrecognized tax benefit as of December 31, 2015, as a result of the expiration of statute of limitations in certain U.S. state and local tax jurisdictions.

I. SUBSEQUENT EVENTS

The Company has evaluated events and transactions through the date the financial statement was issued and determined that there are no material events or transactions which require adjustment to, or disclosure in the financial statement.

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